FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                05 February 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. January traffic statistics




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  05 February 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          January traffic statistics



TRAFFIC AND CAPACITY STATISTICS - January 2007


Summary of the headline figures


In January 2007, passenger capacity, measured in Available Seat Kilometres, was
1.5 per cent above January 2006. Traffic, measured in Revenue Passenger Kilometres, was lower by 2.8 per cent. This resulted in a passenger load factor down 3 points versus last year, to 69.5 per cent. The decrease in traffic comprised a 3.1 per cent decrease in premium traffic and a 2.7 per cent decrease in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, decreased by
18.1 per cent.  Overall load factor fell by 3.2 points to 64.9 per cent.


This month's statistics were significantly impacted by the threat of industrial action. Premium volumes suffered the largest reductions as most tickets are flexible and refundable, and customers are easily able to move to other carriers. The ballot result in favour of strike action was announced on January 15 and the strike averted on January 29.


Market conditions


The market continues to show good demand in premium cabins. The weakness in some non-premium segments is also still a feature. The revenue outlook for the fourth quarter has been impacted by the threat of industrial action by the T&G. While the strike was averted, the estimated revenue loss is still some GBP80 million. Revenue guidance for the full year is now 3.25 - 3.75% growth.


Costs


While cost control remains strong, full year costs excluding fuel are expected to be some GBP50 million higher than last year. This reflects higher costs in the first quarter. Our full year fuel guidance has been revised down by GBP40 million reflecting the reduction in fuel prices. The fuel bill will now be accounted for on a continuing operations basis, and is expected to be some GBP1.95 billion.


Strategic Developments


Following a ballot for industrial action the T&G announced a series of planned strikes. As a result the airline cancelled 1,300 flights over a 48 hour period. While the dispute was averted and the schedule reinstated, supported by a seat sale of 500,000 tickets, the impact on lost bookings and revenue is expected to be some GBP80 million in the fourth quarter.


The BA Forum, which represents British Airways' unions, issued a statement recommending acceptance of changes to benefits to tackle the GBP2.1 billion deficit in the New Airways Pension Scheme (NAPS).


The airline reduced its fuel surcharge on longhaul flights under nine hours by from GBP35 to GBP30 per sector as a result of a fall in the price of oil.


British Airways announced modifications to its uniform rules to allow staff to wear a symbol of faith openly. The decision came after a comprehensive review of the airline's uniform policy and extensive consultation with a wide range of religious groups including representatives from the Church of England, the Catholic Church and the Muslim Council of Britain. The new policy was introduced on February 1, 2007.


The airline announced a new daily service between London Gatwick and Newquay. The flights will start on Monday March 20, 2007 operating on a Boeing 737.


                                      ends


February 5, 2007
                                                    023/KG/07


Note: Traffic statistics will continue to include BA Connect until the transaction is completed.


BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

                                        Month of January                     Financial year
                                                                           April through to Jan

BRITISH AIRWAYS                                    Change                                 Change
SCHEDULED SERVICES               2007      2006       (%)            2007        2006        (%)

Passengers carried (000)

UK/Europe                        1510      1599      -5.6           19673       19601       +0.4
Americas                          542       562      -3.5            6301        6243       +0.9
Asia Pacific                      145       166     -12.3            1556        1592       -2.3
Africa and Middle East            333       318      +4.9            2979        2612      +14.1
Total                            2531      2644      -4.3           30509       30047       +1.5

Revenue passenger km (m)

UK/Europe                        1390      1425      -2.5           18608       18113       +2.7
Americas                         3686      3795      -2.9           42479       41925       +1.3
Asia Pacific                     1499      1727     -13.2           15886       16407       -3.2
Africa and Middle East           2292      2172      +5.6           20062       17654      +13.6
Total                            8867      9119      -2.8           97034       94100       +3.1

Available seat km (m)

UK/Europe                        2526      2532      -0.2           26087       26669       -2.2
Americas                         5294      5144      +2.9           54712       52816       +3.6
Asia Pacific                     1989      2225     -10.6           20162       21367       -5.6
Africa and Middle East           2946      2670     +10.3           25912       22864      +13.3
Total                           12755     12571      +1.5          126873      123715       +2.6

Passenger load factor (%)

UK/Europe                        55.0      56.3      -1.3 pts        71.3        67.9       +3.4 pts
Americas                         69.6      73.8      -4.2 pts        77.6        79.4       -1.8 pts
Asia Pacific                     75.4      77.6      -2.2 pts        78.8        76.8       +2.0 pts
Africa and Middle East           77.8      81.3      -3.5 pts        77.4        77.2       +0.2 pts
Total                            69.5      72.5      -3.0 pts        76.5        76.1       +0.4 pts

Revenue tonne km (RTK) (m)

Cargo tonne km (CTK)              338       412     -18.1            3964        4100       -3.3
Total RTK                        1248      1335      -6.5           13771       13508       +1.9
Available tonne km (m)           1923      1961      -2.0           19495       19326       +0.9

Overall load factor (%)          64.9      68.1      -3.2 pts        70.6        69.9       +0.7 pts


Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.


Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.


The estimated impact of the averted strike in Quarter 4 reflects the direct costs of the measures and the estimated revenue impacts, both direct and indirect. The estimate of GBP80 million is based on assumptions the company considers reasonable, but are judgemental.

                                                              Investor Relations

                                                                Waterside (HCB3)

                                                                      PO Box 365

                                                                   Harmondsworth

                                                                         UB7 OGB

                                                        Tel: +44 (0) 20 8738 694